Gold Fields Limited (Reg. No. 1968/004880/06) (Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (“Gold Fields” or the “Company”) DEALING IN SECURITIES BY A PRESCRIBED OFFICER In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited (the “Listings Requirements") we hereby advise that Mr. NA Chohan, an executive of Gold Fields Limited, sold Gold Fields Limited shares in the open market. Details of the transaction are set out below: Name of executive NA Chohan Nature of transaction On market sale of shares Transaction Date 8 December 2022 Number of Shares 50,000 Class of Security Ordinary Shares Average Price per Share R191.28 Total Value R9,564,000.00 Vesting Period Nil Nature of interest Direct and Beneficial Clearance to deal has been obtained in terms of 3.66 of the Listings Requirements. 12 December 2022 Sponsor: JP Morgan Equities South Africa (Pty) Ltd